SGI

Security Global InvestorsSM

805 King Farm Boulevard, Suite 600

Rockville, Maryland 20850

March 10, 2011

DELIVERED VIA EDGAR

Mr. Kevin Woody,

Accounting Branch Chief

Stacie Gorman, Esq.,

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CurrencyShares® Australian Dollar Trust (File No. 1-32911) –

Form 10-K for fiscal year ended October 31, 2010, as filed on December 29, 2010

CurrencyShares® British Pound Sterling Trust (File No. 1-32906),

CurrencyShares® Canadian Dollar Trust (File No. 1-32910) and

CurrencyShares® Swiss Franc Trust (File No. 1-32907) –

Form 10-Ks for fiscal year ended October 31, 2010, as filed on January 14, 2011

Dear Mr. Woody and Ms. Gorman:

On behalf of CurrencyShares® Australian Dollar Trust, CurrencyShares® British Pound Sterling Trust, CurrencyShares® Canadian Dollar Trust and CurrencyShares® Swiss Franc Trust (each, a “Trust,” and, collectively, the “Trusts”), set forth below are the responses of Rydex Specialized Products, LLC (the “Company”) to the comments of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Trusts dated February 24, 2011, relating to the above-referenced filings. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type below.

In connection with our responses set forth below, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Kevin Woody

Stacie Gorman, Esq.

March 10, 2011

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Ks for the fiscal year ended October 31, 2010

Item 5. Market for Registrant’s Common Equity

Comment No. 1

In future filings, please provide disclosure regarding cash dividends paid in the prior fiscal year and describe your dividend policy. Refer to Item 201(c) of Regulation S-K. We note your discussion in MD&A and Note 2(e) of your financial statements.

Response:

Each Trust will add disclosure in future filings regarding cash dividends paid in the prior fiscal year and describe its dividend policy in accordance with Item 201(c) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comment No. 2

We note that you have provided a comparison of 2009 to 2010, but you have not provided a comparison of 2008 to 2009. Please refer to Item 303(a)(3)(iv) of Regulation S-K. Please provide this disclosure in future filings or tell us why you do not believe it is required.

Response:

Each Trust will provide comparisons in future filings of results of operations for the three most recent fiscal years of the Trust (comparing the most recent fiscal year to the immediately prior fiscal year and comparing the latter fiscal year to the fiscal year immediately preceding it), in accordance with Item 303(a) of Regulation S-K.

Mr. Kevin Woody

Stacie Gorman, Esq.

March 10, 2011

Item 8. Financial Statements and Supplementary Data

Independent Registered Public Accounting Firm Report

Comment No. 3

Please amend to include the audit report, dated January 14, 2010, from your prior auditors as of October 31, 2009 and for the fiscal year ended October 31, 2009 and 2008. Please also provide the consent of your former independent registered accounting firm regarding such report, as we note you currently have an effective registration statement on Form S-3.

Response:

Concurrently with the delivery of this letter to you, an electronic version of Amendment No. 1 to each above-referenced Form 10-K (each, an “Amendment”) is being filed with the Commission via EDGAR. Each Amendment includes the audit report of the related Trust’s prior auditors as of October 31, 2009 and for the fiscal year ended October 31, 2009 and 2008. In addition, each Amendment contains the consent of the former independent registered accounting firm as Exhibit 23.1.

Item 10. Directors, Executive Officers and Corporate Governance

Comment No. 4

We note that you do not have any officers or directors. In future filings, please provide the information required by Item 401 of Regulation S-K for persons who perform policy making functions typically performed by an executive officer or persons who perform the functions typically performed by a director on behalf of the registrant.

Response:

Each Trust will provide the information required by Item 401 of Regulation S-K in future filings for persons who perform policy making functions typically performed by an executive officer or persons who perform the functions typically performed by a director on behalf of the registrant.

Exhibits

Comment No. 5

We note that you have incorporated by reference the forms of various agreements rather than executed agreements. For example, please see Exhibits 4.1, 4.2, 10.1 and 10.2. Please tell us why you have not filed executed copies of these agreements to the extent such executed versions are material contracts to be filed. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Mr. Kevin Woody

Stacie Gorman, Esq.

March 10, 2011

Response:

Our response to this comment is informed by our teleconference with Ms. Gorman of the Staff on March 4, 2011. As we stated then, each Trust is filing, as exhibits to its Amendment, executed copies of the documents required to be filed as exhibits by Item 601 of Regulation S-K. So each Trust is filing, as Exhibit 4.3 to its Amendment, an executed Participant Agreement. The Trusts also are filing executed Amendments dated as of December 9, 2010 and as of January 15, 2011 to the filed Participant Agreements. The Trusts are not filing executed copies of each and every Participant Agreement, as the numerous Participant Agreements that are in effect are substantially identical in all material respects except for the parties thereto, the dates of execution and other details. Instead, as permitted by Instruction 2 to Item 601 of Regulation S-K and as discussed with Ms. Gorman, each Trust is filing a schedule to its Exhibit 4.3 identifying the Participant Agreements not being filed and setting forth the material details in which they differ from the filed Participant Agreement.

Exhibits 31.1 and 31.2

Comment No. 6

We note that you filed a no-action request on September 6, 2006. In your request you proposed alternative language for your certifications in light of your circumstances. We note that you have revised paragraph 5 of your current certification so that it is not consistent with the proposed language set forth in your letter. Please advise or revise.

Response:

The Company, through counsel, did submit a no-action letter request on September 6, 2006 (the “Request”). Charles Kwon, Esq., on behalf of the Staff, provided written no-action assurances to the Trusts one week later (the “No-Action Letters”). The No-Action Letters stated, in substance, that the Staff would not recommend enforcement action to the Commission if the Trust were to comply with the certification requirements of Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934 by providing certifications in the modified form submitted as part of the Request.

The Company began to use the No-Action Letters by providing certifications in the exact form submitted as part of the Request. The Company continues to provide certifications in that form, except for paragraph 5 of each certificate. Relative to paragraph 5, our counsel spoke with Mr. Kwon about reverting to the exact wording specified by regulation on the ground that the parenthetical phrase “or persons performing the equivalent functions” covered our situation. As a result of our analysis and that conversation, we were and are confident in our conclusion that

Mr. Kevin Woody

Stacie Gorman, Esq.

March 10, 2011

we could revert to the literal wording of paragraph 5 as specified by regulation rather than continue using the modified wording of paragraph 5 included in the form of certification specified in the Request. So we revised paragraph 5 of each certificate to comply literally with the regulation beginning with the quarterly period ended January 31, 2009.

In that revised paragraph 5 complies literally with the certification requirements of Rules 13a-14(a) and 15d-14(a), we saw no need for no-action assurances relative to that change in disclosure. We were not and are not relying on the No-Action Letters with respect to the certificate wording that parrots the regulation.

**********

Mr. Kevin Woody

Stacie Gorman, Esq.

March 10, 2011

If you have any questions regarding any of the responses in this letter or pertaining to any disclosures made in the Amendments, please contact counsel for the Trusts, Patrick Daugherty or Lisa M. Conmy of Foley & Lardner LLP, at (312) 832-4500.

RYDEX SPECIALIZED PRODUCTS LLC

By:	/s/ Nick Bonos
Nick Bonos
Chief Executive Officer

cc:	Mark Rakip (SEC Division of Corporation Finance)

  Michael McTiernan (SEC Division of Corporation Finance)

  Patrick Daugherty (Foley & Lardner LLP)

  Lisa M. Conmy (Foley & Lardner LLP)